EXHIBIT 3.10
CERTIFICATE OF AMENDMENT
TO THE AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF LANTRONIX, INC.

A Delaware Corporation

Lantronix, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:

A: The name of this Corporation is Lantronix, Inc.

B: Pursuant to Section 242 of the Delaware General Corporation Law, this Certificate of Amendment hereby amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation by deleting the first paragraph of Article IV and substituting therefor a new first paragraph to read in its entirety as follows:

ARTICLE IV

This corporation is authorized to issue two classes of shares to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is two hundred five million (205,000,000) shares. The number of shares of Common Stock authorized is two hundred million (200,000,000) shares. The par value of each share of Common Stock is $0.0001 per share. The number of shares of Preferred Stock authorized is five million (5,000,000) shares.  The par value of each share of Preferred Stock is $0.0001 per share.  Upon filing of this Certificate of Amendment, each six (6) outstanding shares of Common Stock shall automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock.  No fractional shares shall be issued and, in lieu thereof, any holder of less than one (1) share of Common Stock shall be entitled to receive cash for such holder’s fractional share based upon the closing sales price of the corporation’s Common Stock as reported on the NASDAQ Capital Market, as of the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware.

C: This Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

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IN WITNESS WHEREOF, Lantronix, Inc. has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by Reagan Y. Sakai, its Chief Financial Officer and Secretary, this 18th day of December, 2009.

LANTRONIX, INC.

/s/ Reagan Y. Sakai
Reagan Y. Sakai
Chief Financial Officer and Secretary